UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

PUBLICLY-HELD COMPANY

EXCERPT OF THE MINUTES OF THE 168TH BOARD OF DIRECTORS MEETING HELD ON SEPTEMBER 19, 2017

As secretary of the Board of Directors, I hereby CERTI FY that item (2) of the Minutes of the 168th Meeting of the Board of Directors of Oi S.A. – In Judicial Reorganization, held on September 19, 2017, at 8:30 a.m. at Praia de Botafogo No. 300, 11th floor, room 1101, Botafogo – Rio de Janeiro (RJ), reads as follows:

“Moving to item (2) of the Agenda, the election was discussed and approved by the present members, pursuant to the recommendation of the People, Election and Remuneration Committee of June 19, 2017, in the form of the sole paragraph, article 31 of the Company Bylaws and article 150 of the Brazilian Corporations law, of Mr. Francisco Marques da Cruz Vieira da Cruz, Portuguese, married, holder of passport No. NO41496, valid until March 20, 2019, issued by the Service of Foreigners and Borders of Portugal, resident and domiciled in Portugal, at the commercial address of Torre de Monsanto, Rua Afonso Praça No. 30 – 7th floor, Zip Code 1495-061 Algés, Portugal,  to occupy the position of alternate member for Mr. João do Passo Vicente Ribeiro, it being certain that the respective possession of the position is conditioned to the previous consent of the Brazilian Telecommunications Agency (Agência Nacional de Telecomuniações), or Anatel, pursuant to the Regulation of Control Verification and Control Transfer for Companies providing Telecommunication Services, approved by Resolution No. 101/99. The elected member declared he is not involved in any of the crimes foreseen in laws that prevent him from holding the position to which he was elected, and provided the statement mentioned in paragraph 4 of article 147 of Law No. 6,404/76.”

Present was the majority of the members of the Board of Directors, which attach their signatures hereto: José Mauro M. Carneiro da Cunha, Luís Palha da Silva, André Cardoso de M. Navarro, Hélio Calixto da Costa, João do Passo Vicente Ribeiro, Thomas C. Reichenheim, João Manuel P. de Castro, Pedro Zañartu Gubert Morais Leitão, Ricardo Reisen de Pinho and Demian Fiocca.

Rio de Janeiro, September 19, 2017.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer